                                                                RULE 424(B)(3)
                                                            FILE NO. 333-32099

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.

           SUPPLEMENT NO. 4 DATED NOVEMBER 1, 1998 TO THE PROSPECTUS
                            DATED JANUARY 30, 1998

  This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust, Inc. dated January 30, 1998, as supplemented and amended by Supplement No. 1 dated April 20, 1998, Supplement No. 2 dated June 30, 1998 and Supplement No. 3 dated August 12, 1998 (collectively, the "Prospectus"). Unless we define a term in this Supplement, you should rely on the Prospectus for the meanings of capitalized terms.

      The purpose of this Supplement is to describe the following:

     (1) The status of the offering of shares of common stock in Wells Real Estate Investment Trust, Inc. (the "Company");

     (2) Revisions to the "LEGAL MATTERS" and "CONFLICTS OF INTEREST - Lack of Separate Representation" sections of the Prospectus;

     (3) Contract for an undivided interest in a 7.25 acre tract of land located in Knox County, Tennessee (the "Associates Property") with Wells Development Corporation ("Wells Development"), an Affiliate of the Advisor, and the proposed construction and development of an office building thereon;

     (4)  The status of the ABB Building;

     (5)  The status of the Cort Furniture Building;

     (6)  The status of the Fairchild Building; and

     (7) Revisions to the "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" section of the Prospectus.

STATUS OF THE OFFERING

  Pursuant to the Prospectus, the offering of shares in the Company began on January 30, 1998. The Company began its operations on June 5, 1998, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 shares). As of October 8, 1998, the Company had raised a total of $19,977,021 in offering proceeds (1,997,702 shares).

LEGAL MATTERS

  The information contained on page 77 in the "LEGAL MATTERS" section of the Prospectus is revised and amended by insertion of the following paragraph after the first paragraph in that section:

           Immediately following the effective date of the Prospectus, Hunton & Williams ceased acting as counsel to the Company and the Advisor. Holland & Knight LLP has, since that time, served as counsel to the Company and the Advisor. Holland & Knight LLP has represented the Advisor, as well as Affiliates of the Advisor, in other matters in the past and is likely to continue to do so in the future. See "CONFLICTS OF INTEREST."

LACK OF SEPARATE REPRESENTATION

  The information contained on page 23 in the "CONFLICTS OF INTEREST" section of the Prospectus under the heading "Lack of Separate Representation" shall be amended by inserting the following paragraph:

           The firm of Hunton & Williams ceased acting as counsel to the Company, the Advisor and their Affiliates immediately following the effective date of the Prospectus. Holland & Knight LLP has served as counsel to the Company since the effective date of the Prospectus. Holland & Knight LLP also serves as counsel to the Advisor, the Dealer Manager and their Affiliates. There is a possibility that in the future the interests of the various parties may become adverse. In the event that a dispute were to arise between the Company, the Advisor, the Dealer Manager or their Affiliates, the Advisor may be required to cause the Company to retain separate counsel for such matters.

CONTRACT BETWEEN WELLS DEVELOPMENT AND WELLS OPERATING PARTNERSHIP, L.P.

  Wells Operating Partnership, L.P. ("Wells OP"), a Delaware limited partnership organized to own and operate properties on behalf of the Company, entered into an Agreement for the Purchase and Sale of Property (the "Purchase Agreement") with Wells Development dated September 15, 1998 for the purchase of an undivided interest in the Associates Property. The purchase price to be paid by Wells OP for its undivided interest shall be $1,650,000 representing a 55% undivided interest in the Associates Property. Simultaneously, Wells Development entered into another Agreement for the Purchase and Sale of Property for the remaining undivided interest with Beaver Ruin-ARC Way, Ltd. and Carter Boulevard, Ltd., both Georgia limited partnerships affiliated with the Advisor (collectively referred to as "Beaver/Carter"). The purchase price of the undivided interest to be acquired by Beaver/Carter shall be $1,350,000 representing a 45% undivided interest in the Associates Property. Beaver/Carter has paid $1,350,000 to Wells Development as an earnest money deposit pursuant to its contract. Wells Development will use the earnest money deposit received from Beaver/Carter, along with a loan in the amount of $4,500,000 from First Capital Bank (as described below), to partially fund the purchase and development of the Associates Property. Wells Development shall not make any profit or incur any loss in connection with this transaction.

  The closing of the purchase of the undivided interests by Wells OP and Beaver/Carter shall be held on or before January 19, 1999. At closing, Wells OP shall pay the purchase price for its undivided interest or execute a promissory note for any unfunded portion of such purchase price. In addition, Wells OP shall deliver to Wells Development a closing statement, a Tenancy-in-Common Agreement, and such other documents as may be reasonably required by Wells Development in order to effectuate the transaction. Wells OP's obligation to close on the undivided interest is conditioned upon the following events:

     . Wells OP shall have available to it at the date of closing sufficient proceeds available for investment in properties to fund the purchase price;

     . all the representations and warranties set forth in the Purchase Agreement shall be true and correct in all material respects on the date of closing;

     .    the receipt by Wells OP of an acceptable appraisal for the property;

     . the receipt by Wells OP of evidence reasonably satisfactory to it that the property is free of any Hazardous Materials;

     . the receipt of evidence that Associates Housing Finance, LLC has executed an acceptable lease in connection with the Associates Property;

     . the execution of a Tenancy-in-Common Agreement with Beaver/Carter in form and substance reasonably satisfactory to Wells OP;

     . evidence that the transaction contemplated by the Beaver/Carter agreement has closed; and

     . a policy of title insurance insuring Wells OP's undivided interest in the Associates Property.

TENANCY-IN-COMMON

  Tenancy-in-Common Agreement.  At or near the date that Wells OP closes the
  ---------------------------
acquisition of its undivided interest in the Associates Property, Wells OP will enter into a Tenancy-in-Common Agreement with Beaver/Carter. This Tenancy-in-Common Agreement will set forth the rights of the parties with regard to their co-ownership of the Associates Property including, but not limited to, the contribution of funds for the payment of expenses required in connection with the ownership and management of the property. While the Tenancy-in-Common Agreement to be entered into with Beaver/Carter has not yet been prepared, it is anticipated that such agreement may contain a right of first refusal or buy-sell provision which would allow either party to require the other party to sell its interest in the Associates Property upon the happening of certain events. In the event that the Tenancy-in-Common Agreement does contain such a right of first refusal or buy-sell provision, the Company may be unable to finance any such buy-out right at the required time. Further, in the event that such Tenancy-in-Common Agreement fails to grant the Company the power to control property decisions, an impasse could be reached on matters pertaining to the ownership or operation of the Associates Property, which may have a detrimental impact on the success of this property.

  Co-Tenancy Risks.  Due to the nature of a co-tenancy interest, it may be
  ----------------
difficult for the Company to sell its co-tenancy interest in the Associates Property. Further, ownership of properties in co-tenancies involves certain risks not otherwise present, including the possibility that the co-tenant in the investment might become bankrupt, that the co-tenant may be in a position to take action contrary to the Company's policies or objectives, or that the co-tenant may have economic or business interests or goals which are inconsistent with the business interests and goals of the Company. It should be noted in this regard that Beaver/Carter obtained the proceeds used to invest in the Associates Property from a sale of another property in a transaction intended to qualify as a tax free like-kind exchange. Accordingly, Beaver/Carter has a relatively low tax basis in its interest in the Associates Property and may not desire to sell the Associates Property at the same time as the Company desires to sell the Associates Property.

THE ASSOCIATES PROPERTY

  Purchase of the Associates Property.  Wells Development entered into a Real
  -----------------------------------
Estate Option Agreement for Lot 10 dated June 21, 1998 and a Real Estate Option Agreement for Lot 11 dated April 22, 1998, (collectively, the "Option Agreement") with The Development Corporation of Knox County, a Tennessee nonprofit corporation (the "Seller"). The Option Agreement provided Wells Development the option to purchase the Associates Property for a purchase price of $130,000 per acre. The Seller is not affiliated with the Company or its Advisor. Wells Development exercised the options pursuant to the Option Agreement and acquired the Associates Property on October 7, 1998 for a purchase price of $812,500 reflecting a site preparation discount of $130,000. In connection with the closing of the acquisition of the Associates Property, Wells Development paid title insurance premiums of $2,400 and other miscellaneous closing costs of $3,245.

  Wells Development entered into a Development Agreement (as hereinafter described) for the construction of a one-story office building containing approximately 71,400 rentable square feet to be erected on the Associates Property (the "Project"). Wells Development entered into a Lease Agreement (the "Associates Lease") with Associates Housing Finance, LLC ("Associates") pursuant to which Associates agreed to lease 50,000 rentable square feet of the Project upon its completion.

  An independent appraisal of the Associates Property was prepared by CB Richard Ellis, Inc., real estate appraisers as of September 14, 1998, pursuant to which the market value of the land and the leased fee interest in the Associates Property subject to the Associates Lease (described below) was estimated to be $7,800,000, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the Project will be finished in accordance with plans and specifications and that the building will be operating following completion at a stabilized level with Associates occupying 50,000 rentable square feet and 94% of the remaining rentable area occupied by other tenants. Wells Development also obtained an environmental report prior to closing evidencing that the environmental condition of the Associates Property was satisfactory.

  The Associates Loan.  Wells Development has obtained a loan commitment from
  -------------------
First Capital Bank for a $4,500,000 construction loan, the proceeds of which will be used to fund the development and construction of the Project (the "Associates Loan"). The Associates Loan will mature 12 months from the date of closing, which is currently scheduled for November 30, 1998, unless Wells Development exercises its option to extend the Associates Loan maturity date an additional 12 months. The interest rate on the Associates Loan is a variable rate equal to the six month London Inter Bank Offered Rate, plus 200 basis points, rounded up to the nearest 1/8%. Wells Development is required to pay to First Capital Bank monthly installments of interest only with a final payment of principal, plus all accrued and unpaid interest due on the maturity date. The Associates Loan will be secured by a first priority mortgage against the Project. In addition, Leo F. Wells, III (an officer and director of the Company and the Advisor) and Wells Management Company, Inc., an Affiliate of the Advisor, will be co-guarantors of the Associates Loan.

  A nonrefundable loan fee of $22,500 (.5% of the loan amount) is payable 50% at the time the loan commitment was accepted and the remainder will be payable at the closing of the Associates Loan. An additional nonrefundable loan extension fee of $11,250 (.25% of the loan amount) will be payable upon acceptance of the 12 month extension option, if exercised.

  Since Wells Development has only received a loan commitment, and has not yet entered into a loan agreement with First Capital Bank, as of the date of this Supplement, there is no guarantee that Wells Development will be able to close and obtain the Associates Loan, or if it does obtain the Associates Loan, that the terms will be as favorable as described herein. If, for any reason, Wells Development is not able to close the Associates Loan, there can be no assurance that Wells Development will be able to obtain suitable financing for the Project.

  Location of the Associates Property.  The Associates Property is located in an
  -----------------------------------
office park known as Centerpoint Business Park, on Pellissippi Parkway just north of the intersection of Interstates 40 and 75, in Knox County, Tennessee. The site is outside the city limits of Knoxville and approximately 10 miles west of the Knoxville central business district. Pellissippi Parkway and the commercial area along the Interstate 40/75 corridor has evolved recently from a residential suburb into one of the area's fastest growing commercial and retail districts. The area has become competitive with the metropolitan Knoxville area office market due to its growth in office space.

  Knoxville, the county seat of Knox County, Tennessee, is the third largest city in the State of Tennessee, after Memphis and Nashville, and the largest city in eastern Tennessee. Knoxville is located at the intersection of two major interstate highways, I-40 which extends east to west, and I-75 which extends north to south. The Knoxville economy is largely oriented to trade and manufacturing, due to its location as the geographic center of the eastern portion of the United States and the wide range of available transportation resources. Knoxville's central location and transportation access has also caused it to emerge as a convention center. The Knoxville metropolitan statistical area population in 1990 was 604,812, compared to the 1980 census of 565,970.

  The western portion of Knox County, in which the Associates Property is located, has experienced the most growth and development in the Knoxville metropolitan area during the past 12 years due primarily to available land and services. It is anticipated that the Knoxville metropolitan area will continue to grow as a major regional center of trade and tourism due to its location at the intersection of Interstates 40 and 75 and the recent extension of the Pellissippi Parkway to the Knoxville airport.

  Access to the Associates Property is provided by Pellissippi Parkway, a limited access thoroughfare traversing southeast to the Knoxville airport, with an interchange at Interstate 40/75 south of the Associates Property. Nearby Kingston Pike also provides east and west traffic flow for the Centerpoint Business Park, and serves as the major commercial center in the immediate area with a number of large strip shopping centers, a regional mall, gas stations, convenience stores, office buildings, restaurants and other various retail/commercial uses. The Project will be highly visible from both Centerpoint Parkway and Pellissippi Parkway, since the building elevation will be at or above road grade.

  Wells Development will experience competition for tenants from owners and managers of various other office buildings located in the immediate area of the Project which would adversely effect Wells Development's ability to attract and retain tenants.

  Development Agreement.  On September 15, 1998, Wells Development entered into
  ---------------------
a Development Agreement (the "Development Agreement") with ADEVCO Corporation, a Georgia corporation (the "Developer"), as the exclusive development manager to supervise, manage and coordinate the planning, design, construction and completion of the Project.

  The Developer is an Atlanta based real estate development and management company formed in 1990 which specializes in the development of office buildings. The Developer has previously developed or is developing a total of six office buildings for Affiliates of the Advisor. In this regard, the Developer entered into:

     .    a development agreement with Wells Real Estate Fund III, L.P.
          ("Wells Fund III"), a public real estate program previously sponsored by the Advisor and its Affiliates, for the development of a two-story office building containing approximately 34,300 rentable square feet located in Greenville, North Carolina (the "Greenville Project");

     . a development agreement with Fund IV and Fund V Associates, a joint venture between Wells Real Estate Fund IV, L.P., ("Wells Fund IV") and Wells Real Estate Fund V, L.P. ("Wells Fund V"), both public real estate programs previously sponsored by the Advisor and its Affiliates, for the development of a four-story office building located in Jacksonville, Florida containing approximately 87,600 rentable square feet (the "Jacksonville IBM Project");

     . a development agreement with the Fund VII-VIII Joint Venture, a joint venture between Wells Real Estate Fund VII, L.P.("Wells Fund VII"), and Wells Real Estate Fund VIII, L.P. ("Wells Fund VIII"), both public real estate programs previously sponsored by the Advisor and its Affiliates, for the development of a two-story office building containing approximately 62,000 rentable square feet located in Alachua County, near Gainesville, Florida (the "Gainesville Project");

     . a development agreement with Fund VI, Fund VII and Fund VIII Associates, a joint venture among Wells Real Estate Fund VI, L.P. ("Wells Fund VI"), a public real estate program previously sponsored by the Advisor and its Affiliates, Wells Fund VII and Wells Fund VIII, for the development of a four-story office building containing approximately 92,964 rentable square feet located in Jacksonville, Florida (the "BellSouth Project");

     . a development agreement with Fund VIII and Fund IX Associates, a joint venture between Wells Fund VIII and Wells Real Estate Fund IX, L.P. ("Wells Fund IX"), a public real estate program sponsored by the Advisor and its Affiliates, for the development of a four-story office building containing approximately 96,750 rentable square feet located in Madison, Wisconsin (the "Madison Project"); and

     . a Development Agreement with Wells Fund IX for the development of a three-story office building containing approximately 83,885 rentable square feet located in Knoxville, Tennessee (the "ABB Building").

  The Greenville Project was completed on schedule, and International Business Machines Corporation ("IBM"), which leased approximately 23,312 rentable square feet of the building, took possession under its lease on April 16, 1991. The Jacksonville IBM Project was also completed on schedule, and IBM, which leased approximately 68,100 rentable square feet of the building, took possession under its lease on June 1, 1993. The Gainesville Project was completed in advance of schedule, and CH2M Hill, Inc., which leased approximately 50,000 rentable square feet of the building, took possession under its lease on December 18, 1995. The BellSouth Project was completed in advance of schedule, and BellSouth, which leased approximately 64,558 rentable square feet of the building, took possession under its lease on May 20, 1996. Construction of the Madison Building was completed on schedule, and Westel-Milwaukee Company, Inc. d/b/a Cellular One, which leased approximately 75,000 rentable square feet of the building, took possession under its lease on June 15, 1997. The ABB Building was completed on schedule, and ABB Flakt, Inc., which leased approximately 55,000 rentable square feet of the building took possession under its lease on January 1, 1998.

  The President of the Developer is David M. Kraxberger. Mr. Kraxberger has been in the real estate business for over 17 years. From 1984 to 1990, Mr. Kraxberger served as Senior Vice President of Office Development for The Oxford Group, Inc., an Atlanta based real estate company with operations in seven southeastern states. Mr. Kraxberger holds a Masters Degree in Business Administration from Pepperdine University in Los Angeles, California, and is a member of the Urban Land Institute and the National Association of Industrial Office Parks. Mr. Kraxberger also holds a Georgia real estate license.
Pursuant to the terms of a Guaranty Agreement, Mr. Kraxberger has personally guaranteed the performance of the Developer under the Development Agreement.
Mr. Kraxberger has also personally guaranteed the performance of the contractor, Integra Construction, Inc., under the Construction Contract (as hereinafter described) pursuant to the terms of a separate Guaranty Agreement. Neither the Developer nor Mr. Kraxberger are affiliated with the Advisor or its Affiliates.

  The primary responsibilities of the Developer under the Development Agreement include:

     . the supervision, coordination, administration and management of the work, activities and performance of the architect under the Architect's Agreement (as described below) and the contractor under the Construction Contract (as described below);

     . the implementation of a development budget setting forth an estimate of all expenses and costs to be incurred with respect to the planning, design, development and construction of the Project;

     . the review of all applications for disbursement made by or on behalf of Wells Development under the Architect's Agreement and the Construction Contract;

     .    the supervision and management of tenant build-out at the Project;
          and

     . the negotiation of contracts with, supervision of the performance of, and review and verification of applications for payment of the fees, charges and expenses of such design and engineering professionals, consultants and suppliers as the Developer deems necessary for the design and construction of the Project in accordance with the development budget.

  The Developer will also perform other services typical of development managers including, but not limited to, arranging for preliminary site plans, surveys and engineering plans and drawings, overseeing the selection by the Contractor of major subcontractors and reviewing all applicable building codes, environmental, zoning and land use laws and other applicable local, state and federal laws, regulations and ordinances concerning the development, use and operation of the Project or any portion thereof. The Developer is required to advise Wells Development on a weekly basis as to the status of the Project and submit to Wells Development monthly reports with respect to the progress of construction, including a breakdown of all costs and expenses under the development budget. The Developer is required to obtain prior written approval from Wells Development before incurring and paying any costs which will result in aggregate expenditures under any one category or line item in the development budget exceeding the amount budgeted therefor. If the Developer determines at any time that the development budget is not compatible with the then prevailing status of the Project and will not adequately provide for the completion of the Project, the Developer will prepare and submit to Wells Development for approval an appropriate revision of the development budget.

  In discharging its duties and responsibilities under the Development Agreement, the Developer has full and complete authority and discretion to act for and on behalf of Wells Development. The Developer has agreed to indemnify Wells Development from any and all claims, demands, losses, liabilities, actions, lawsuits, and other proceedings, judgments and awards, and any costs and expenses arising out of the negligence, fraud or any willful act or omission by the Developer. Wells Development has agreed to indemnify the Developer from and against any and all claims, demands, losses, liabilities, actions, lawsuits and other proceedings, judgments and awards, and any costs and expenses arising out of (1) any actions taken by the Developer within the scope of its duties or authority, excluding negligence, fraud or willful acts of the Developer, and (2) the negligence, fraud or any willful act or omission on the part of Wells Development.

  Wells Development may elect to provide funds to the Developer so that the Developer can pay Wells Development's obligations with respect to the construction and development of the Project directly. All such funds of Wells Development which may be received by the Developer with respect to the development or construction of the Project will be deposited in a bank account approved by Wells Development. If at any time there are in the bank account funds of Wells Development temporarily exceeding the immediate cash needs of the Project, the Developer may invest such excess funds in savings accounts, certificates of deposit, United States Treasury obligations and commercial paper as the Developer deems appropriate or as Wells Development may direct, provided that the form of any such investment is consistent with the Developer's need to be able to liquidate any such investment to meet the cash needs of the Project. The Developer shall be reimbursed for all advances, costs and expenses paid for and on behalf of Wells Development. The Developer will not be reimbursed, however, for its own administrative costs or for costs relating to travel and lodging incurred by its employees and agents. The Developer may be required to advance its own funds for the payment of any costs or expenses incurred by or on behalf of Wells Development in connection with the development of the Project if there are cost overruns in excess of the contingency contained in the development budget.

  As compensation for the services to be rendered by the Developer under the Development Agreement, Wells Development will pay a development fee of $112,500. The fee will be due and payable ratably (on the basis of the percentage of construction completed) as the construction and development of the Project is completed. Wells Development will also pay the Developer an "Associates Work Fee" of $112,500. The Associates Work Fee is for services rendered by the Developer with respect to the supervision and management of tenant build-out of the premises leased by Associates pursuant to the Associates Lease. The fee is due and payable in one lump sum upon the completion of the construction of the Project and the tenant improvements under the Associates Lease.

  It is anticipated that the aggregate of all costs and expenses to be incurred by Wells Development with respect to the acquisition of the Property, the planning, design, development, construction and completion of the Project and the build-out of tenant improvements under the Associates Lease and tenant improvements for the premises not leased initially by Associates will total approximately $7,428,090 comprised of the following expenditures:

          Construction Contract                        $2,726,640
          Tenant Improvements - Associates Premises     2,042,000
          Tenant Improvements - Additional Space          380,000
          Land                                            812,500
          Contractor's Bond                                28,000
          Work Fee                                         60,000
          Architectural Fees                              141,300
          Architect's Expenses                             36,000
          Space Planning                                  150,000
          Development Fee                                 112,500
          Associates Work Fee                             112,500
          Additional site work                            130,000
          Survey and Engineering                           47,050
          Landscaping                                     137,500
          Signage                                          12,500
          Marketing                                        25,500
          Contingency                                     199,100
          Construction Interest                           175,000
          Loan Fees                                        25,000
          Legal Fees                                       75,000


The total of all the foregoing expenses anticipated to be incurred by Wells Development with respect to the Project, exclusive of costs relating to marketing, closing costs and tenant improvements and leasing commissions for the premises not leased initially by Associates, will total approximately $6,205,590. Under the terms of the Development Agreement, the Developer has agreed that in the event that the total of all such costs and expenses exceeds $6,205,590, the amount of fees payable to the Developer shall be reduced by the amount of any such excess. Unless the fees otherwise payable to the Developer are reduced as set forth above, it is estimated that the total sums due and payable to the Developer under the Development Agreement will be approximately $225,000.

     In the event the Developer should for any reason cease to manage the development of the Project, Wells Development would have to locate a suitable successor development manager. No assurances can be given as to whether a suitable successor development manager could be found, or what the contractual terms or arrangement with any such successor would be.

     Construction Contract.  Wells Development entered into a construction
     ---------------------
contract (the "Construction Contract") on September 10, 1998 with the general contracting firm of Integra Construction, Inc. (the "Contractor") for the construction of the Project. The Contractor is a Georgia corporation based in Atlanta specializing in commercial, industrial and institutional building. The Contractor commenced operations in November 1994. Its principals were formerly employed by McDevitt & Street Company, a large general contracting firm which operates throughout the United States and which has served previously as the general contractor for properties developed by limited partnerships sponsored by the Advisor. The Contractor is presently engaged in the construction of five projects with a total construction value of in excess of $14,400,000, and since July 1995, has completed twenty-six projects with a total construction value in excess of $28,600,000. The Contractor has served as the general contractor for the construction of the Gainesville Project, an office building in Gainesville, Florida which is owned by a joint venture between Wells Fund VII and Wells Fund VIII, and the ABB Building, an office building in Knoxville, Tennessee which is owned by a joint venture among Wells Fund IX, Wells Fund X, Wells Fund XI and Wells OP. The Contractor is not affiliated with Wells Development or the Advisor.

     Under the terms of the Construction Contract, the Contractor is responsible for the construction of the Project which will consist of a one-story steel framed office building with reflective insulated glass and brick exterior containing approximately 71,400 rentable square feet. The Property is currently zoned to permit the intended development and operation of the Project as a commercial office building and has access to all utilities necessary for the development and operation of the Project, including water, electricity, sanitary sewer and telephone.

     The Construction Contract provides that Wells Development will pay the Contractor a fixed sum of $2,726,640 for the construction of the Project, excluding tenant improvements. It is anticipated that the Construction Contract will be amended to provide for the construction of the tenant improvements required pursuant to the Associates Lease at such time as the plans and specifications are drawn for such improvements and the budget for such improvements is firmly established. The Contractor will be responsible for all costs of labor, materials, construction equipment and machinery necessary for completion of the Project. In addition, the Contractor will be required to secure and pay for any additional business licenses, tap fees and building permits which may be necessary for construction of the Project.

     Wells Development will make monthly progress payments to the Contractor in an amount of 90% of the portion of the contract price properly allocable to labor, materials and equipment, less the aggregate of any previous payments made by Wells Development; provided, however, that when a total of $137,732 has been withheld as retainage, no further retainage will be withheld from the monthly progress payments. When construction is substantially complete and the space is available for occupancy, Wells Development will make a semi-final payment in the amount of all of the unpaid balance, except that Wells Development may retain an amount in accordance with the terms of the Construction Contract which is necessary to protect its remaining interest until final completion of the Project. Wells Development will pay the entire unpaid balance when the Project has been fully completed in accordance with the terms and conditions of the Construction Contract. As a condition of final payment, the Contractor will be required to execute and deliver a release of all claims and liens against Wells Development.

     The Contractor will be responsible to Wells Development for the acts or omissions of its subcontractors and suppliers of materials and of persons either directly or indirectly employed by them. The Contractor has agreed to indemnify Wells Development from and against all liability, claims, damages, losses, expenses and costs of any kind or description arising out of or in connection with the performance of the Construction Contract, provided that such liability, claim, damage, loss or expense is caused in whole or in part by any action or omission of the Contractor, any subcontractor or materialmen, anyone directly or indirectly employed by any of them or anyone for whose acts any of them may be liable. The Construction Contract also requires the Contractor to obtain and maintain, until completion of the Project, adequate insurance coverage relating to the Project, including insurance for workers' compensation, personal injury and property damage.

     The Contractor is required to work expeditiously and diligently to maintain progress in accordance with the construction schedule and to achieve substantial completion of the Project within the contract time. The Contractor is required to employ all such additional labor, services and supervision, including such extra shifts and overtime, as may be necessary to maintain progress in accordance with the construction schedule. It is anticipated that the Project will be completed on or before January 1, 2000. As described below, in the event the Project is not completed by January 1, 2000, Associates' sole remedy shall be to terminate its lease with Wells Development. Wells Development shall obtain a completion and performance bond in the amount of $28,000 in connection with the development and construction of the Project to reduce the risk of non-performance and to assure compliance with approved plans and specifications. In addition, performance by the Contractor of the Construction Contract has been personally guaranteed by David B. Blackmore and Drew S. White, founding principals of the Contractor, as well as David Kraxberger, a principal of the Developer.

     Architect's Agreement.  Smallwood, Reynolds, Stewart, Stewart & Associates,
     ---------------------
Inc. (the "Architect") will be the architect for the Project pursuant to the Architect's Agreement entered into with Wells Development. The Architect, which was founded in 1979, is based in Atlanta, Georgia, has a staff of over 200 persons, and specializes in programming, planning, architecture, interior design, landscape architecture and construction administration. The Architect has its principal office in Atlanta, Georgia and additional offices in Tampa, Florida and Singapore, Malaysia. The Architect has designed a wide variety of projects, with a total construction cost in excess of $2 billion, including facilities for corporate office space, educational and athletic facilities, retail space, manufacturing, warehouse and distribution facilities, hotels and resorts, correctional institutions, and luxury residential units. The Architect has performed architectural services with respect to the Gainesville Project and the Knoxville Project. The Architect is not affiliated with Wells Development or the Advisor.

     The Architect's basic services under the Architect's Agreement include the schematic design phase, the design development phase, the construction documents phase and the construction phase. During the schematic design phase, the Architect will prepare schematic design documents consisting of drawings and other documents illustrating the scale and relationship of Project components. The Architect will be paid a fee of $21,195 for such services. During the design development phase, the Architect will prepare design development documents consisting of drawings and other documents to fix and describe the size and character of the entire Project as to architectural, structural, mechanical, plumbing and fire protection and electrical systems, materials and such other elements as may be appropriate. The Architect will be paid $42,390 for these services. During the construction documents phase, the Architect will prepare construction documents consisting of drawings and specifications setting forth in detail the requirements for the construction of the Project. The Architect will be paid $63,585 for these services. During the construction phase, the Architect is to provide administration of the Construction Contract and advise and consult with the Developer and Wells Development concerning various matters relating to the construction of the Project. The Architect is required to visit the Project site at intervals appropriate to the stage of construction and to become generally familiar with the progress and quality of the work and to determine if, in general, the work is proceeding in accordance with the contract schedule. The Architect is required to keep Wells Development informed of the progress and quality of the work. The Architect is also required to determine the amounts owing to the Contractor based on observations of the site and evaluations of the Contractor's application for payment and shall issue certificates for payment in amounts determined in accordance with the Construction Contract described above. The Architect will also conduct inspections to determine the date of completion of the Project and shall issue a final certificate for payment. The Architect will be paid $14,130 for its services performed during the construction phase.

     The total amount of fees payable to the Architect under the Architect's Agreement is $141,300. Payments will be paid to the Architect on a monthly basis in proportion to the services performed within each phase of service. In addition, the Architect and its employees and consultants will be reimbursed for expenses including, but not limited to, transportation in connection with the Project, living expenses in connection with out-of-town travel, long distance communications and fees paid for securing approval of authorities having jurisdiction over the Project. It is estimated that the reimbursable expenses in connection with the development of the Project will be approximately $36,000.

     Associates Lease.  On September 10, 1998, Wells Development entered into a
     ----------------
Lease Agreement (the "Associates Lease") with Associates Housing Finance, LLC ("Associates") pursuant to which Associates agreed to lease 50,000 rentable square feet of the Project, comprising approximately 70% of the Project.

     Associates is a wholly owned subsidiary of Associates First Capital Corporation ("First Capital"), a Delaware corporation which was recently spun off by Ford Motor Company. First Capital is a leading diversified consumer and commercial finance company which provides finance, leasing and related services to individual consumers and businesses in the United States and internationally. First Capital reported net income for the year ended December 31, 1997 of over $1 billion on gross revenues of over $8 billion and a net worth of over $6 billion. First Capital has guaranteed $6,206,952 of the Associates Lease. This guaranteed amount declines on a monthly basis over the lease term provided there is no continuing default under the Associates Lease.

     First Capital divides its activities into consumer finance and commercial finance. First Capital's consumer finance operations provide a variety of consumer financing products and services, including home equity lending, personal lending, retail sales finance and credit cards. The commercial finance operations provide retail financing, leasing and wholesale financing for heavy-duty and medium-duty trucks and truck trailers, construction, material handling and other industrial and communications equipment, manufactured housing, recreational vehicle, auto fleet leasing and other commercial products and services.

     Associates is First Capital's subsidiary engaged in the financing of manufactured housing, and is the third largest provider of such services in the United States. Associates purchases manufactured housing retail installment contracts originated by retail dealers, originates and services direct loans to purchasers, and provides wholesale financing to approved manufactured housing dealers. Associates also provides commercial business loans to certain manufactured housing dealers to provide capital to build new retail sales centers, update existing facilities or expand into community park sales.

     The initial term of the Associates Lease will be eighty-four months to commence (the "Rental Commencement Date") on the earlier of (1) the date which is thirty (30) days after substantial completion of the building, or (2) the date upon which tenant takes possession and occupies any portion of the premises for business purposes. Associates has the option to extend the initial term of the Associates Lease for two successive five year periods. Each extension option must be exercised no less than nine months prior to the expiration of the then current lease term.

     The annual base rent payable under the Associates Lease will be $600,000 ($12.00 per square foot) payable in equal monthly installments of $50,000 during the first twenty-eight months of the lease term; $625,000 ($12.50 per square foot) payable in equal monthly installments of $52,083 during the next twenty-eight months of the lease term; and $650,000 ($13.00 per square foot) payable in equal monthly installments of $54,167 during the last twenty-eight months of the lease term. The annual base rent for each extended term under the Associates Lease will be the "market rate" for the period covered by the extended term.
The term "market rate" is defined in the Associates Lease as the annual effective rental rate per square foot of rentable floor area then being charged by landlords under new leases of office space in the metropolitan Knoxville, Tennessee market for similar space in a building of comparable quality and with comparable parking and other amenities. The Associates Lease provides that if the parties cannot agree on the appropriate market rate, the market rate shall be established by real estate appraisers.

     In addition to the base rent, Associates is required to pay additional rent equal to its share of all "operating expenses" during the lease term.
"Operating expenses" is defined to include all expenses, costs and disbursements (excluding specific costs billed to specific tenants of the building) of every kind and nature, relating to or incurred or paid in connection with the ownership, management, operation, repair and maintenance of the Project. "Operating expenses" include compensation of employees engaged in the operation, management or maintenance of the Project, supplies, equipment and materials, utilities, repairs and general maintenance, insurance, a management fee in the amount of 3.5% of the gross rental income from the Project, and all taxes and governmental charges attributable to the Project or its operation (excluding taxes imposed or measured on or by the income of Wells Development from the operation of the Project).

     Under the terms of the Associates Lease, Wells Development is responsible for a construction allowance of $1,500,000 (calculated at the rate of $30 per

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

usable square foot of the premises). The Associates Lease also provides that so long as Associates shall occupy 50% or more of the rentable floor area of the building, Associates shall have the right to design and designate the location of one monument-type sign naming the building and Wells Development will pay $7,500 of the cost associated with purchasing and installing such sign.

     The terms of the Associates Lease provide that Associates has a right of first refusal for the lease of any space in the building not initially leased by Associates. In the event that Wells Development has secured a potential tenant for any of such space, Wells Development has agreed to give Associates 10 business days to exercise its right to add such space to the leased premises.
In the event that Associates exercises its right of first refusal, the lease of the additional space will be subject to all the terms and conditions of the Associates Lease, including the base rental which shall be based upon the number of square feet of rentable area added to the premises. If Associates does not so exercise its right of first refusal within such 10 business day period, Wells Development will have the right to lease the space to the potential tenant and Associates shall have no further rights relating to the additional space.

     The Associates Lease provides that Wells Development is required to cause the Project to be substantially completed as soon as practicable under the circumstances, with a goal of achieving substantial completion on or before January 1, 2000 (subject to force majeure and any delays caused by Associates). If substantial completion has not occurred on or before January 1, 2000, Associates' sole right and remedy shall be to terminate the Associates Lease upon 10 days written notice to Wells Development; provided substantial completion does not occur during such 10 day period.

     Property Management Fees.  Following construction and completion of the
     ------------------------
Project, property management and leasing services will be performed by Wells Management Company, Inc. (the "Property Manager"), an Affiliate of the Advisor. As compensation for its services, the Property Manager will receive fees equal to 4.5% of the gross revenues for property management services and leasing services with respect to the Project. In addition, the Property Manager will receive a one-time initial lease-up fee relating to the Associates Lease equal to the first month's rent plus 5% of the gross revenues over the initial term of the Associates Lease. In addition, the Property Manager may also receive initial lease-up fees relating to the lease-up of space not initially leased by Associates, as provided in the Prospectus.

     Lease-Up Risk.  As set forth above, Associates has agreed to lease
     -------------
approximately 70% of the Project. However, since Wells Development has not yet obtained any leases for the remaining approximately 30% of office space at the Project, Wells Development will be subject to the normal lease-up risks of a new commercial office building with respect to the unleased portion of the Project. No assurances can be given that Wells Development will be able to attract or obtain suitable tenants for the remaining approximately 30% of space at the Project or that it will be able to attract or obtain suitable tenants for the space initially leased by Associates upon the expiration of its lease.

THE STATUS OF THE ABB BUILDING

     On September 10, 1998, a joint venture by and among Wells Fund IX, Wells Fund X, Wells Fund XI and Wells OP (the "Fund IX-X-XI-REIT Joint Venture"), entered into a Lease Agreement (the "Temporary Lease") with Associates pursuant to which Associates has agreed to lease 23,490 rentable square feet of the ABB Building on a temporary basis until substantial completion of the Project (as defined in the Associates Lease). The rental commencement date of the Temporary Lease is September 14, 1998 and the expiration date of the lease term is May 31, 1999 subject to Associates' right to extend the Temporary Lease and subject to Associates' right to terminate the lease in the event the rental commencement date of the Associates Lease takes place. In any event, the Temporary Lease may not be extended beyond May 31, 2000.

     The annual base rental rate for the Temporary Lease is $234,900 ($10 per square foot) payable in equal monthly installments of $19,575 during the term of the Temporary Lease, subject to an increase to $293,625 ($12.50 per square foot) payable in equal monthly installments of $24,469 under certain conditions.

     Under the Temporary Lease, Associates is responsible for its share of all expenses, costs and disbursements (excluding specific costs billed to specific tenants of the building) of every kind and nature relating to or incurred or paid in connection with the ownership, management, operation, repair and maintenance of the ABB Building, including compensation of employees engaged in the operation and management or maintenance of the ABB Building, supplies, equipment and materials, utilities, repairs and general maintenance, insurance, a management fee in the amount of 4% of the gross rental income from the ABB Building and all taxes and governmental charges attributable to the ABB Building or its operations (excluding taxes imposed or measured on by the income of the Fund IX-X-XI-REIT Joint Venture from operation of the ABB Building).

     Under the terms of the Temporary Lease, the Fund IX-X-XI-REIT Joint Venture is responsible for a construction allowance of $233,155 (calculated at the rate of $9.50 per square foot of the premises).

THE STATUS OF THE CORT FURNITURE BUILDING

     On September 1, 1998, the Fund X-XI Joint Venture, a Georgia Joint Venture by and between Wells Fund X and Wells Fund XI, acquired Wells Development's equity interest in Wells/Orange County Associates, a Georgia joint venture with Wells OP (the "Cort Joint Venture"). As of September 1, 1998, Wells OP had made total capital contributions to the Cort Joint Venture of $2,870,982 and held an equity percentage interest in the Cort Joint Venture of 44%, and the Fund X-XI Joint Venture made total capital contributions to the Cort Joint Venture of $3,695,000 and held an equity percentage interest in the Cort Joint Venture of 56%. Prior to the Fund X-XI Joint Venture's acquisition of an equity interest in the Cort Joint Venture, the NationsBank Loan previously encumbering the Cort Furniture Building was paid off and satisfied of record.

THE STATUS OF THE FAIRCHILD BUILDING

     On October 8, 1998, the Fund X-XI Joint Venture acquired Wells Development's equity interest in Wells/Fremont Associates, a Georgia joint venture with Wells OP (the "Fremont Joint Venture"). As of October 8, 1998, Wells OP had made total capital contributions to the Fremont Joint Venture of $6,983,110 and held an equity percentage interest in the Fremont Joint Venture of 77.5%, and the Fund X-XI Joint Venture had made total capital contributions to the Fremont Joint Venture of $2,000,000 and held an equity percentage interest in the Fremont Joint Venture of 22.5%. Prior to the Fund X-XI Joint Venture's acquisition of an equity interest in the Fremont Joint Venture, the NationsBank Loan previously encumbering the Fairchild Building was paid off and satisfied of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The information contained on page 46 in the "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" section of the Prospectus is revised as of the date of this Supplement by the deletion of the first paragraph of that section and the insertion of the following paragraph in lieu thereof:

          The Company commenced operations on June 5, 1998, upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 shares). As of October 8, 1998, the Company had raised a total of $19,977,021 in offering proceeds (1,997,702 shares). After the payment of $699,196 in acquisition and advisory fees and acquisition expenses, payment of $2,497,128 in selling commissions and organizational and offering expenses, capital contributions of $1,421,466 to the Fund IX-X-XI-REIT Joint Venture, capital contributions of $6,983,110 to the Fremont Joint Venture and capital contributions of $2,871,430 to the Cort Joint Venture, as of October 8, 1998, the Company was holding net offering proceeds of $5,504,691 available for investment in additional properties.

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